As filed with the Securities and Exchange Commission on June 27, 2003

===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                   FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 2002

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-14624
                         ------------------------------

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ABN AMRO HOLDING N.V.

                    Gustav Mahlerlaan 10, 1082 PP Amsterdam
                                The Netherlands
                    ---------------------------------------

                              REQUIRED INFORMATION


Financial Statements and Supplemental Schedule

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN

Years ended December 31, 2002 and 2001, with Report of Independent Auditors

Employer Identification #13-5268975
Plan #003


                                 Index                                      Page
-------------------------------------------------------------------------------
Financial Statements for the Years ended December 31, 2002 and 2001:

Report of Independent Auditors.............................................  1
Statements of Assets Available for Benefits................................  2
Statements of Changes in Assets Available for Benefits.....................  3
Notes to Financial Statements..............................................  4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............  9

                         Report of Independent Auditors

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                          /s/ ERNST & YOUNG LLP

Chicago, Illinois
June 18, 2003

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


Statements of Assets Available for Benefits

--------------------------------------------------------------------------------
                                                             December 31
--------------------------------------------------------------------------------
                                                         2002           2001
                                                   -----------------------------
Assets
Investments, at Fair Value:
   Shares of Registered Investment Companies ...   $ 262,973,152   $ 284,190,173
   Bank Collective Funds .......................     285,946,174     169,402,690
   ABN AMRO Unitized ADR Fund ..................       6,508,906       4,301,327
   Loans to Participants .......................      21,122,825      19,772,124
                                                   -----------------------------
Total Investments ..............................     576,551,057     477,666,314

Contributions Receivable:
   Employers ...................................      38,217,577      19,161,678
                                                   -----------------------------
Total Contributions Receivable .................      38,217,577      19,161,678
                                                   -----------------------------
Assets Available for Benefits ..................   $ 614,768,634   $ 496,827,992
                                                   =============================

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


Statements of Changes in Assets Available for Benefits

------------------------------------------------------------------------------------------
                                                                Year Ended December 31
------------------------------------------------------------------------------------------
                                                                 2002             2001
                                                          --------------------------------
Additions
Contributions:
   Participants .......................................   $   47,142,873    $   53,262,129
   Employers ..........................................       48,903,735        32,328,090
Transfer of Assets of Merged Plans ....................      151,021,831         6,139,140
Investment Income .....................................        2,008,137         3,859,895
                                                          --------------------------------
Total Additions .......................................      249,076,576        95,589,254

Deduction
Benefits Paid to Participants .........................       56,005,915       127,105,975
Transfer of Assets ....................................        3,906,835        90,959,637
                                                          --------------------------------
Total Deductions ......................................       59,912,750       218,065,612

Net Realized and Unrealized
   Depreciation in Fair Value of Investments ..........      (71,223,184)      (59,939,478)
                                                          --------------------------------

Net Increase (Decrease) ...............................      117,940,642      (182,415,836)
Assets Available for Benefits at Beginning of Year ....      496,827,992       679,243,828
                                                          --------------------------------
Assets Available for Benefits at End of Year ..........   $  614,768,634    $  496,827,992
                                                          ================================

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


Notes to Financial Statements
-------------------------------------------------------------------------------

1.  Description of the Plan
---------------------------

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), affiliates and subsidiaries, and employees of Consumer & Commercial Client and Private Client & Asset Management Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a "limited participant" as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. Up to June 30, 2002, a participant could contribute up to 15% of basic annual compensation earned while a Plan participant, subject to the limits under law that existed at that time. Effective July 1, 2002, the percentage limitation increased to 100%, subject to the limits under the law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant's elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant's account based on the relationship of each participant's annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

On February 1, 2001, ABN AMRO North America Holding Company acquired the trust operations of Alleghany Asset Management. Effective January 1, 2002, any former Alleghany Asset Management Savings and Profit Sharing Plan participant who was a salaried employee of a sponsor of the Alleghany Asset Management Savings and Profit Sharing Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan. The Alleghany Asset Management Plan was merged with the Plan on January 1, 2002, and assets of approximately $30.1 million related to these employees were transferred to the Plan on January 3, 2002, and are included in the Statement of Changes in Assets Available for Benefits.

On April 2, 2001, LaSalle Bank Corporation acquired 100% of the outstanding common shares of Michigan National Corporation. Effective January 1, 2002, the Michigan National Corporation 401(k) Investment Plan was merged with the Plan and assets of approximately $120.9 million related to this merger were transferred to the Plan on February 1, 2002, and are included in the Statement of Changes in Assets Available for Benefits. Effective January 1, 2002, a Michigan National Corporation 401(k) Investment Plan participant who was a salaried employee of a sponsor of the Michigan National Corporation 401(k) Investment Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan.

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


During 2001, ABN AMRO Bank N.V. sold European American Bank (EAB). The employees of EAB that were participating in the Plan were allowed to take disbursements or transfer funds to the acquirer's plan. The funds transferred or disbursed to these employees of approximately $91.0 million are included in the Statement of Changes in Assets Available for Benefits.

During 2000, employees of Atlantic Mortgage & Investment Corporation Savings Plan became eligible to participate in the Plan subject to the eligibility requirements of the Plan. Assets of approximately $6.1 million related to these employees were transferred into the Plan on February 2, 2001, and are included in the Statement of Changes in Assets Available for Benefits.

Investment Options:  The Plan offers twelve investment options listed below:

     o   ABN AMRO Income Plus Fund
     o   ABN AMRO Value Fund
     o   ABN AMRO Real Estate Fund
     o   ABN AMRO/Chicago Capital Bond Fund
     o   ABN AMRO/Chicago Capital Balanced Fund
     o   ABN AMRO/Montag & Caldwell Growth Fund
     o   ABN AMRO/Veredus Aggressive Growth Fund
     o   ABN AMRO Company Stock (ADR) Fund
     o   LaSalle S&P 500 Index Fund
     o   Artisan International Fund
     o   Pilgrim International Value Fund
     o   Royce Total Return Fund

Effective January 1, 2002, the following funds were no longer investment options for participants, and balances were transferred to the respective funds as shown below:

--------------------------------------------------------------------------------
As of December 31, 2001                  Effective January 1, 2002
--------------------------------------------------------------------------------
ABN AMRO Government Money Market Fund    ABN AMRO Income Plus Fund
LaSalle Income Plus Fund                 ABN AMRO Income Plus Fund
ABN AMRO Growth Fund                     ABN AMRO/Montag & Caldwell Growth Fund
ABN AMRO Small Cap Fund                  ABN AMRO/Veredus Aggressive Growth Fund
ABN AMRO International Equity Fund       Artisan International Fund
ABN AMRO Asian Tigers Fund               Pilgrim International Value Fund
ABN AMRO Latin America Equity Fund       Pilgrim International Value Fund


Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and the ABN AMRO Company Stock (ADR) Fund, all parties in interest to the plan. In addition, contributions to the funds are invested in the Artisan and Pilgrim International funds and the Royce Total Return Fund.

Participant Accounts: Net earnings of the Plan are allocated to a participant's account when earned based on the relationship of each participant's adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant's account may be distributed to the participant or beneficiary (in the event of the participant's death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Effective January 1, 2002, employees of the ABN AMRO Wholesale Client Service
(WCS) business unit were no longer eligible to participate in the Plan. Assets of approximately $78.1 million and $3.9 million related to WCS employees were sold on December 31, 2001 and 2002, respectively, and are included in the Statement of Changes in Assets Available for Benefits. At December 31, 2001, these assets were held in a separate account independent of the Plan and subsequently transferred to the ABN AMRO WCS Holding Company 401(k) Savings Plan on January 2, 2002.

Effective June 30, 2001, employees of Lease Plan USA, Inc. were no longer eligible to participate in the Plan. Assets of approximately $6.1 million related to these employees are included in the Statement of Changes in Assets Available for Benefits and were transferred to the Lease Plan USA, Inc. 401(k) Plan.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant's loans from the Plan during the 12-month period ending on the day before the loan is made. Two outstanding loans are permitted. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1-1.5% above LaSalle Bank N.A.'s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

-------------------------------------------------------------------------------

2.  Significant Accounting Policies
-----------------------------------

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximates fair value.

Investment Income Recognition: Purchases and sales of securities and funds are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003
-------------------------------------------------------------------------------

3.  Investments
---------------

The Plan's investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Riggs National Bank has been retained as custodian for the ADR Fund and as the Plan's subcustodian.

(Depreciation)/Appreciation in the fair value of the Plan's investments (including investments bought, sold, as well as held during the year) is as follows:

------------------------------------------------------------------------------------------------------------
                                                  2002                                   2001
------------------------------------------------------------------------------------------------------------
                                   (Depreciation)/
                                   Appreciation in                      Depreciation in
                                      Fair Value        Fair Value         Fair Value          Fair Value
                                     During Year      at End of Year      During Year        at End of Year
                                 ---------------------------------------------------------------------------
Fair Value as Determined by
   Quoted Market Price:
     Shares of Registered
       Investment Companies.....     $ (48,449,803)     $262,973,152     $ (46,361,299)        $284,190,173
     ABN AMRO Unitized
        ADR Fund................            761,382        6,508,906        (1,547,458)           4,301,327
                                 ---------------------------------------------------------------------------
Total...........................       (47,688,421)      269,482,058       (47,908,757)         288,491,500
Fair Value as Determined by
   Quoted Redemption Value:
       Bank Collective Funds*...       (23,534,763)      285,946,174       (12,030,721)         169,402,690
                                 ---------------------------------------------------------------------------
Total...........................       (23,534,763)      285,946,174       (12,030,721)         169,402,690
Fair Value Approximates
   Outstanding Balance:
       Loans to Participants....                 -        21,122,825                 -           19,772,124
                                 ---------------------------------------------------------------------------
Total...........................                 -        21,122,825                 -           19,772,124
                                 ---------------------------------------------------------------------------
Total (Depreciation)Appreciation
    In Fair Value...............     $ (71,223,184)     $576,551,057     $ (59,939,478)        $477,666,314
                                 ===========================================================================

*Indicates a party in interest to the Plan
------------------------------------------------------------------------------------------------------------

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                             2002                2001
-----------------------------------------------------------------------------------------------------------
ABN AMRO*/Chicago Capital Balanced Fund.....................           $   42,822,598      $   39,655,335
ABN AMRO*/Montag & Caldwell Growth Fund.....................               77,718,815                  **
ABN AMRO*/Chicago Capital Bond Fund.........................               39,610,190          27,392,194
ABN AMRO* Government Money Market Fund......................                       **          65,310,768
Bank Collective Funds*:
    S&P 500 Index Fund......................................              113,918,446         101,428,640
    Income Plus Fund........................................                       **          67,974,050
    ABN AMRO Income Plus Fund...............................              172,027,729                  **
ABN AMRO* Equity Mutual Funds:
   Value Fund...............................................               45,020,932          38,946,474
   Growth Fund..............................................                       **          69,161,326

*Indicates a party in interest to the Plan
**As stated in Footnote #1, balances have been transferred to their respective funds effective
January 1, 2002.
-----------------------------------------------------------------------------------------------------------

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003
-------------------------------------------------------------------------------

4.  Transactions With Parties in Interest
-----------------------------------------

LaSalle Bank Corporation and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

-------------------------------------------------------------------------------

5.  Income Tax Status
---------------------

The Plan has received a determination letter from the Internal Revenue Service dated December 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

-------------------------------------------------------------------------------

                             Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan                   EIN 13-5268975
                                                                      Plan #003


Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

-----------------------------------------------------------------------------------------------------------
                                                                           December 31, 2002
-----------------------------------------------------------------------------------------------------------

         Identity of Issue, Borrower,                  Description of Investment or              Current
           Lessor, or Similar Party                       Number of Shares/Units                  Value
-----------------------------------------------------------------------------------------------------------
Bank Collective Funds*:
     S&P 500 Index Fund............................               5,223,937                   $113,918,446
     ABN AMRO Income Plus Fund.....................             172,027,729                    172,027,728

Shares of registered investment companies:
ABN AMRO* Value Fund...............................               5,321,623                     45,020,932
ABN AMRO*/Chicago Capital Balanced Fund............               4,303,779                     42,822,598
ABN AMRO*/Chicago Capital Bond Fund................               3,894,807                     39,610,190
ABN AMRO*/Montag & Caldwell Growth Fund............               4,147,215                     77,718,815
ABN AMRO*/Veredus Aggressive Growth Fund...........               1,010,940                     10,928,262
ABN AMRO*/ Real Estate Fund........................                 838,706                      7,774,804
Artisan International Fund.........................               1,441,253                     21,316,129
Pilgrim International Value Fund...................                 702,824                      7,225,036
Royce Total Return Fund............................               1,274,926                     10,556,386

ABN AMRO* Unitized ADR Fund........................                 787,241                      6,508,906

Loans to participants..............................  Varying rates originated at Prime          21,122,825
                                                     + 1.5% and varying maturities           ------------

Total investments..................................                                           $576,551,057
                                                                                              ============

*Indicates party in interest to the Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ABN AMRO GROUP PROFIT SHARING AND
                                            SAVINGS PLAN AND TRUST

Date:  June 23, 2003                    By:   /s/ Robert Thompson
     ------------------------               -----------------------------------
                                            Name:   Robert Thompson
                                            Title:  Senior Vice President,
                                                    Trust and Asset Management,
                                                    LaSalle Bank N.A.

                                 EXHIBIT INDEX


  Exhibit No.
  -----------

     23.1     Consent of Ernst & Young
     99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002